

Mail Stop 3030

July 7, 2009

Via Facsimile and U.S. Mail

Mr. Gary D. Henley
Chief Executive Officer
Wright Medical Group, Inc.
5677 Airline Road
Arlington, TN   38002

> **Re:** **Wright Medical Group, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 23, 2009**
> **File No. 0-32883**

Dear Mr. Henley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Executive Overview, page 31

1. In future filings, when drafting "Executive Overview" sections for your Management's Discussion and Analysis of Financial Condition and Results of Operations, please carefully review the guidance in Release 34-48960 (December 19, 2003). As noted in that release, an overview should include the most important matters on which a company's executives focus in evaluating financial condition and operating performance and provide a context for the discussion and analysis of the financial statements. A good overview should:

- be a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results;
- include economic or industry-wide factors relevant to the company;
- provide insight into the material opportunities, challenges and risks on which the company's executives are most focused and the actions the company's executives are taking to address those opportunities, challenges and risks; and
- address other issues mentioned in the Release.

We note, for example, the themes and matters discussed in your February 19, 2009 earnings conference call.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Restructuring, page 40

2. We note that you implemented a formal restructuring plan in June 2007 which has resulted in $25.6 million of expenses through December 31, 2008. Please expand future MD&A to include discussion of the likely effects of management's plans on financial position, future operating results and liquidity unless it is determined that a material effect is not reasonably likely to occur. As appropriate, please revise future filings to discuss whether you expect the cost savings to be offset by anticipated increases in other expenses or reduced revenues. In future periods, if actual savings anticipated by the restructuring plan are not achieved as expected or are achieved in periods other than as expected, discuss that outcome, its reasons and the possible effects on future operating results and liquidity. Refer to SAB Topic 5P:4.

Consolidated Statements of Cash Flows, page 57

3. We note here and on page 41 that you have certain accounts receivable factoring agreements. If material, revise the footnotes to the financial statements in future filings to disclose your accounting policies relating to any accounts receivable factoring agreements.

Note 2. Summary of Significant Accounting Policies, page 59

Fair Value of Financial Instruments, page 63

4. We note your disclosure here regarding the fair value of your convertible senior notes. Please revise future filings to clearly disclose how you determined the fair value of your convertible senior notes.

Item 9A. Controls and Procedures, page 86

5. We note your management concluded that your "disclosure controls and procedures were effective . . . to ensure that the information required to be disclosed . . . is recorded, processed, summarized and reported within the time periods specified in the SEC's rule and forms." Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). This comment also applies to Item 4 of Form 10-Q for the quarterly period ended March 31, 2009.

Executive Compensation, 87

6. We note the disclosure that the peer companies "included the following" under "Total Compensation" on page 13 of the proxy statement you have incorporated by reference. In future filings, please identify all of the peer companies.

7. We note the factors reviewed and the exception concerning your vice president of North American sales mentioned in the first and ninth sentences under "Base Salaries" on page 14. In future filings, please disclose how the factors were used to make your compensation decision for your vice president of North American sales.

8. We note your disclosure on page 14 that the goal of the compensation committee is that the total compensation levels of your executive officers range between the 50th and 75th percentile of the total compensation levels in effect for comparable executive officers positions your peer group companies. However, you also disclose the committee estimates that the total compensation levels of your executive officers range between the 31st and 67th percentile for comparable executive officer positions at companies in your peer group. In future filings, if any of your named executive officers are compensated at

levels that are materially different compared to the range, please provide discussion and analysis as to why.

9.   We note your disclosure on page 17 under "Long-Term Equity Incentive Awards" that the objective of the compensation committee is to provide your executive officers with long-term incentive award opportunities that are at the 50th to 75th of executives in comparable positions at companies in your peer group. Please include in future filings an analysis of where compensation of your named executive officers fell compared to the range. If any of your named executive officers are compensated at levels that are materially different compared to the range, please provide discussion and analysis as to why.

Exhibits and Financial Statement Schedules, page 88

10.   Please tell us why you have not filed as an attachment the exhibits and schedules from exhibits 10.1 or file such attachments in future filings.

Form 8-K filed April 27, 2009

11.   We note your presentation of a non-GAAP financial measure of "net sales, excluding the impact of foreign currency." However, we do not see where you have provided a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Please revise future filings to provide this disclosure as required by Item 10(e)(1)(i) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at (202) 551-3602 or Jay Mumford, Legal Reviewer, at (202) 551-3637 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief